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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the month of SEPTEMBER, 2002
                                         ---------------
                                  AMVESCAP PLC
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                 ----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F [X]            Form 40-F  [ ]
                        -----                     -----



[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                     Yes  [ ]                 No  [X]
                         -----                   -----


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-   N/A
                                       --------


Description of document filed:  TRANSFER OF SHARES TO BENEFICIARIES
                                OF THE AMVESCAP EMPLOYEE STOCK
                                OWNERSHIP PLAN


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AMVESCAP PLC
798632



In accordance with Chapter 16.13 of the Listing Rules, notification is hereby given that:-

On the 5 September 2002, the Trustee of the AMVESCAP Employee Stock Ownership Plan ("ESOP") transferred 5,047 shares to beneficiaries of the AMVESCAP Employee Stock Ownership Plan. The transfer was not made to any director of AMVESCAP. The Company was notified of this transaction on 6 September 2002.

Executive Directors of AMVESCAP PLC who are participants in the Employee Stock Ownership Plan are deemed to be discretionary beneficiaries of the Trust and are consequently considered to be interested in all of the shares held by the Trustees.





6 SEPTEMBER 2002

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date  6TH SEPTEMBER 2002                   By  /s/ ANGELA TULLY
      ------------------                       ---------------------
                                                   (Signature)

                                              Angela Tully
                                              Assistant Company Secretary